SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Variable Insurance Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

5 Abbington Drive
Lloyd Harbor, NY 11743

TELEPHONE NUMBER:

(631) 549-1859

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:

CT Corporation System

1300 E. 9th Street

Cleveland, OH 44114

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Lloyd Harbor and State of New York on this 29th day of December, 2010.

ATTEST:	Variable Insurance Trust

/s/ Isobel L. Szilagyi	/s/ Jerry Szilagyi
By: Isobel L. Szilgayi, Secretary	By: Jerry Szilagyi, President

795964.1